UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             Lynx Therapeutics, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   551812100
                                 --------------
                                 (CUSIP Number)


                                Michael P. Maher
                            c/o U.S. Venture Partners
                         2180 Sand Hill Road, Suite 300
                              Menlo Park, CA 94025
                                 (650) 854-9080
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 11, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    U.S. Venture Partners IV, L.P.
    94-3193188
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Second Ventures II, L.P. ("SV II")
    94-3200353
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    USVP Entrepreneur Partners II, L.P. ("UEP II)
    94-3203198
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Presidio Management Group IV, L.P. ("PMG IV")
    94-3193187
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William K. Bowes, Jr. ("Bowes")
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     53,007 shares.
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       53,007 shares.
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    53,007 shares.
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Irwin Federman ("Federman")
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     28,448 shares.
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       28,448 shares.
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,448 shares.
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven M. Krausz ("Krausz")
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     11,774 shares.
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       11,774 shares.
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,774 shares.
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP NO. 551812100
---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Philip M. Young ("Young")
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     28,448 shares.
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       28,448 shares.
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,448 shares.
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

    NOT APPLICABLE
    -------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                              Security and Issuer.

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Lynx Therapeutics, Inc.(the "Issuer"). The principal executive office and mailing address of the Issuer is 3832 Bay Center Place, Hayward, CA 94545.


Item 2. Identity and Background.

     (a) (b) and (c) This Schedule 13D is filed on behalf U.S. Venture Partners IV, L.P., Second Ventures II, L.P., USVP Entrepreneur Partners II, L.P., Presidio Management Group IV, L.P., William K. Bowes, Jr., Irwin Federman, Steven M. Krausz and Philip M. Young. The foregoing entities and individuals are collectively referred to as the "Reporting Persons".

     The Reporting Person's citizenship and principal occupation are as follows:

                                                                  Principal
                                                                  Occupation
Name                    Business Address        Citizenship      or Employment
----                    ----------------        -----------      -------------

U.S. Venture            2180 Sand Hill Road     Delaware         Not applicable
Partners IV,  L.P.      Suite 300
                        Menlo Park, CA  94025
Second Ventures         2180 Sand Hill Road     Cayman           Not applicable
II, L.P.                Suite 300               Islands
                        Menlo Park, CA  94025
USVP Entrepreneur       2180 Sand Hill Road     Delaware         Not applicable
Partners II, L.P.       Suite 300
                        Menlo Park, CA  94025
Presidio Management     2180 Sand Hill Road     Delaware         Not applicable
Group IV, L.P.          Suite 300
                        Menlo Park, CA  94025
William K. Bowes, Jr.   2180 Sand Hill Road     United States    General Partner
                        Suite 300
                        Menlo Park, CA  94025
Irwin Federman          2180 Sand Hill Road     United States    General Partner
                        Suite 300
                        Menlo Park, CA  94025

Steven M. Krausz        2180 Sand Hill Road     United States    General Partner
                        Suite 300
                        Menlo Park, CA  94025
Philip M. Young         2180 Sand Hill Road     United States    General Partner
                        Suite 300
                        Menlo Park, CA  94025

     (d) To the best knowledge of the Reporting Person, during the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best knowledge of the Reporting Person, during the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 11, 2000 the Reporting Persons disposed of certain shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

     The Reporting Persons disposed of the securities to decrease their respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

     Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time he has no plans or proposals that relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

     (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 11,108,000 shares of Common Stock issued and outstanding as of September 30, 1999. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended):

                                            Shares
                      Shares of Common    Underlying                Percentage
Name                     Stock Owned        Options     Total          Owned
U.S. Venture
Partners IV, L.P.               0              0             0          0.0%

Second Ventures II, L.P.        0              0             0          0.0%

USVP Entrepreneur
Partners II, L.P.               0              0             0          0.0%

Presidio
Management Group IV, L.P.       0              0             0          0.0%

William K. Bowes, Jr       53,007*             0        53,007          0.5%

Irwin Federman             28,448              0        28,448          0.2%

Steven M. Krausz           11,774              0        11,774          0.1%

Philip M. Young            28,448              0        28,448          0.2%
----------
* - Includes 17,606 shares held by the William K. Bowes Jr. Charitable Trust dtd 10/16/91 for which Mr. Bowes is the trustee.


     (c) The Reporting Person did not effect any transactions other than those set forth in Items 3 and 4 above.

     (d)  Not applicable.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on January 11, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not  applicable.

Item 7.  Material to Be Filed as Exhibits.

     See  Exhibit A - Agreement to Joint Filing on Schedule 13D.

     See  Exhibit B - Reference to Michael Maher as Attorney-in-Fact.

                                                             Page 19 of 20 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2000


U.S. Venture Partners IV, L.P.          ----------------------------------------
By Presidio Management Group IV, L.P.   Signature
Its General Partner
                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


Second Ventures II, L.P.                ----------------------------------------
By Presidio Management Group IV, L.P.   Signature
Its General Partner
                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


U.S.V. Entrepreneur Partners II, L.P.   ----------------------------------------
By Presidio Management Group IV, L.P.   Signature
Its General Partner
                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


Presidio Management Group IV, L.P.      ----------------------------------------
A Delaware Limited Partnership          Signature

                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


William K. Bowes, Jr.                   ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact


Irwin Federman                          ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact

Steven M. Krausz                        ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact


Philip M. Young                         ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact

                                  EXHIBIT INDEX
                                                                     Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit A: Agreement of Joint Filing                                    18

Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact            20

                                    EXHIBIT A

                            Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Lynx Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 24, 2000


U.S. Venture Partners IV, L.P.          ----------------------------------------
By Presidio Management Group IV, L.P.   Signature
Its General Partner
                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


Second Ventures II, L.P.                ----------------------------------------
By Presidio Management Group IV, L.P.   Signature
Its General Partner
                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


U.S.V. Entrepreneur Partners II, L.P.   ----------------------------------------
By Presidio Management Group IV, L.P.   Signature
Its General Partner
                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


Presidio Management Group IV, L.P.      ----------------------------------------
A Delaware Limited Partnership          Signature

                                        Michael P. Maher
                                        Chief Financial Officer/Attorney-In-Fact


William K. Bowes, Jr.                   ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact

Irwin Federman                          ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact


Steven M. Krausz                        ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact


Philip M. Young                         ----------------------------------------
                                        Michael P. Maher
                                        Attorney-In-Fact

                                    EXHIBIT B

                 REFERENCE TO MICHAEL MAHER AS ATTORNEY-IN-FACT


     Michael P. Maher has signed the enclosed documents as Attorney-In-Fact. Note that copies of the applicable Power of Attorneys are already on file with the appropriate agencies.